UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

IMH FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449686 500
(CUSIP Number)

Michael T. Lees
JPMorgan Chase &Co.
383 Madison Avenue
New York, NY 10179
(212) 270-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449686 500

1	NAMES OF REPORTING PERSONS JPMorgan Chase & Co.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-2624438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,823,089 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,823,089 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,823,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.23% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1)
Consists of shares of the Issuer’s common stock issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock, 2,352,941 shares of Series B-3 Cumulative Convertible Preferred Stock and 1,875,000 shares of Series B-4 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc. Excludes 600,000 shares of the Issuer’s common stock issuable upon exercise of a warrant issued to JPMorgan Chase Funding Inc. on February 9, 2018, which warrant by its terms may not be exercised prior to February 9, 2021.

(2)
The percentage reflected is based on (i) 16,559,315 outstanding common shares (including Issuer’s Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class C Common Stock), as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 14, 2019, plus (ii) 5,595,148 shares of Common Stock issuable upon conversion of the Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iii) 2,352,941 shares of Common Stock issuable upon conversion of the Series B-3 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iv) 1,875,000 shares of Common Stock issuable upon conversion of the Series B-4 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.

CUSIP No. 449686 50

1	NAMES OF REPORTING PERSONS JPMorgan Chase Funding Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-3471824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,823,089 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,823,089 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,823,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.23% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of the Issuer’s common stock issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock, 2,352,941 shares of Series B-3 Cumulative Convertible Preferred Stock and 1,875,000 shares of Series B-4 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc. Excludes 600,000 shares of Issuer’s common stock issuable upon exercise of a warrant issued to JPMorgan Chase Funding Inc. on February 9, 2018, which warrant by its terms may not be exercised prior to February 9, 2021.

(2)
The percentage reflected is based on (i) 16,559,315 outstanding common shares (including Issuer’s Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class C Common Stock), as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 14, 2019, plus (ii) 5,595,148 shares of Common Stock issuable upon conversion of the Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iii) 2,352,941 shares of Common Stock issuable upon conversion of the Series B-3 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iv) 1,875,000 shares of Common Stock issuable upon conversion of the Series B-4 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.

This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 21, 2017, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on February 9, 2018 and by Amendment No. 2 filed by the Reporting Persons on May 31, 2018 (the “Original Schedule 13D” together with this Amendment No. 3, this “Schedule 13D”) by JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), on behalf of itself and its wholly owned indirect subsidiary, JPMorgan Chase Funding Inc., a Delaware corporation (“JPM Funding”, and together with JPMorgan Chase, the “Filing Parties”) pursuant to a Joint Filing Agreement, dated as of April 21, 2017, a copy of which is filed as Exhibit 99.1 to the Original Schedule 13D. The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended by deleting Schedule I and Schedule II to the Original Schedule 13D in their entirety and replacing them with Schedule I and Schedule II to this Amendment No. 3.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On September 25, 2019, JPM Funding purchased from the Issuer 1,875,000 shares of the Issuer’s Series B-4 Cumulative Convertible Preferred Stock, par value $0.01 (the “B-4 Preferred Shares”) pursuant to that certain Series B-4 Cumulative Convertible Preferred Stock Subscription Agreement, dated September 25, 2019 (the “Series B-4 Subscription Agreement”), between the Issuer and  JPM Funding for an aggregate purchase price of $6,000,000 paid out of working capital.

In connection with the consummation of the transactions contemplated by the Series B-4 Subscription Agreement, the Issuer’s Board approved, and the Issuer adopted and on September 25, 2019 filed with Secretary of State of the State of Delaware, the Certificate of Designation of Series B-4 Cumulative Convertible Preferred Stock (the “Series B-4 Certificate of Designation”) a copy of which is filed as Exhibit 1 to this Amendment No. 3. The number of shares of common stock issuable upon conversion of the B-4 Preferred Shares is subject to adjustment as provided in the Series B-4 Certificate of Designation. The Series B-4 Certificate of Designation provides that each B-4 Preferred Share is convertible, at the election of the holder thereof, into a number of shares of Common Stock determined by dividing (i) the sum of (a) $3.20 (the “Series B-4 Original Price”) and (b) all accrued and unpaid dividends thereon by (ii) the then effective conversion price (initially the Series B-4 Original Price, as adjusted from time to time in accordance with the terms of the Series B-4 Certificate of Designation, the “Series B-4 Conversion Price”). In addition, all outstanding B-4 Preferred Shares will automatically be converted into shares of the Issuer’s common stock at the then effective Series B-4 Conversion Price upon the closing of a sale of shares of common stock at a price equal to or greater than two and a quarter times (2.25x) the Original Price for the B-2 Preferred Shares (subject to adjustment in accordance with the Series B-4 Certificate of Designation), in a firm commitment underwritten public offering and listing of the common stock on a national securities exchange, pursuant to an effective registration statement under the Securities Act, resulting in at least $75,000,000 of gross proceeds to the Issuer. As of the date hereof, the B-4 Preferred Shares are convertible into, and the Filing Parties may be deemed to beneficially own 1,875,000 shares (the “B-4 Conversion Shares”) of the Issuer’s common stock issuable upon conversion of the B-4 Preferred Shares.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 and Item 6 is incorporated herein by reference.

General

JPM Funding acquired the B-4 Preferred Shares, and the Filing Parties may therefore be deemed to have acquired beneficial ownership of the B-4 Conversion Shares, for investment purposes in the ordinary course of business pursuant to the Series B-4 Subscription Agreement.

The transactions contemplated by the Series B-4 Subscription Agreement will result, or have resulted, in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the Issuer’s charter, and may result in the acquisition of beneficial ownership of additional shares of common stock by the Filing Parties. The Filing Parties may review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Filing Parties may, from time to time, determine to increase or decrease their respective beneficial ownership of common stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the Series B-4 Subscription Agreement, the Filing Parties currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Preferred Directors and Voting Rights

Pursuant to the Series B-4 Certificate of Designation, (i) for so long as JPM Funding, its affiliates and transferees own (a) at least 50% of the B-4 Preferred Shares, (b) less than 50% of the B-3 Preferred Shares and (c) less than 50% of the B-2 Preferred Shares, or (ii) if a third party transferee approved as required under the terms of the Series B-4 Certificate of Designation (the “Series B-4 Holder”) acquires more than 50% of the B-4 Preferred Shares (in the case of each of clauses (i) and (ii), subject to adjustment as provided in the Series B-4 Certificate of Designation), the holders of the B-4 Preferred Shares, voting as a single class, will be entitled to elect one member of the Board (the “Series B-4 Director”), who will serve on the investment committee of the Board. The Series B-4 Certificate of Designation also provides that, for so long as JPM Funding has the right to designate the Series B-4 Director, the holders of the B-4 Preferred Shares and the holders of the B-1 Preferred Shares will be entitled to designate, by majority vote of the holders of each such series of Series B Preferred Stock, the Series B Director. In the event of a vacancy in the director position held by the Chief Executive Officer of the Issuer, the Required Holders and the holders of at least 51% of the B-4 Preferred Shares (the “Required Series B-4 Holders”) will be entitled to fill such vacancy until a replacement Chief Executive Officer is hired by the Issuer.

The Series B-4 Certificate of Designation obligates the Issuer to use its best efforts to cause the nomination of (i) a person designated by JPM Funding or the Series B-4 Holder, as applicable, as the Series B-4 Director and (ii) a person designated by the holders of the B-4 Preferred Shares and the holders of the B-1 Preferred Shares as the Series B Director.

In addition to the foregoing rights, except as otherwise required by applicable law, the holders of the B-4 Preferred Shares have the right to vote with the holders of the Issuer’s voting common stock on an as-converted basis on all matters on which holders of the voting common stock are entitled to vote. In addition, except with the vote of the Required Series B-4 Holders, the Series B-4 Certificate of Designation provides that the Issuer may not amend, waive or repeal any provision of its certificate of incorporation or bylaws in a manner adverse to the holders of the B-4 Preferred Shares or enter into any agreement or plan of merger or consolidation with any other entity, unless, upon the consummation of such transaction, the B-4 Preferred Shares remain outstanding and unchanged or is converted into equity interests of the surviving entity having the same relative rights, powers, preferences and privileges as provided for in the Series B-4 Certificate of Designation.

Ranking and Dividends

The Series B-4 Certificate of Designation provides that, subject to the rights of holders of the Class B Common Stock to receive a special dividend pursuant to the Issuer’s certificate of incorporation, or the rights of any class of the Senior Preferred (as defined below) or the B-4 Parity Stock (as defined below) approved by the Required Holders and the Required Series B-4 Holders, all shares of the Issuer’s capital stock will be junior in rank to the B-4 Preferred Shares with respect to the preferences as to dividends, distributions and payment upon the liquidation of the Issuer, certain mergers involving the Issuer, the sale of substantially all of the Issuer’s assets, certain changes in control of the Issuer or redemption. Without the prior written consent of the Required Holders and the Required Series B-4 Holders, the Series B-4 Certificate of Designation prohibits the Issuer from authorizing or issuing any shares of capital stock that rank (i) senior to the B-4 Preferred Shares in respect of the preferences as to dividends, distributions or payments upon a liquidation event, deemed liquidation event or redemption (collectively, the “Senior Preferred”) or (ii) pari passu to the B-4 Preferred Shares in respect of the preferences as to dividends, distributions or payments upon a liquidation event, deemed liquidation event or redemption (collectively, the “B-4 Parity Stock”).  The B-4 Preferred Shares are pari passu to the shares of Series B Preferred Stock in respect of preferences as to dividends, distributions and payments upon liquidation, deemed liquidation and redemption, and accordingly, the shares of Series B Preferred Stock are B-4 Parity Stock.

The Series B-4 Certificate of Designation also provides that each holder of the B-4 Preferred Shares will be entitled to receive preferential dividends out of funds legally available therefor in an amount per share equal to (i) 5.65% of the Series B-4 Original Price per annum, (ii) 10.65% of the Series B-4 Original Price per annum immediately upon the occurrence of a Noncompliance Event (as defined in the Series B-4 Certificate of Designation and described below) or (iii) 15.65% of the Series B-4 Original Price per annum if a Noncompliance Event remains uncured for a period of 180 days following a demand that the B-4 Preferred Shares be redeemed, in each case, compounded quarterly. Dividends on each B-4 Preferred Share are cumulative and accrue whether or not declared, and will be payable in cash, quarterly in arrears when, as and if declared by the Board.

Subject to the right of the holders of the Class B Common Stock to receive a special dividend and to the rights of any Senior Preferred or B-4 Parity Stock, no dividend (other than dividends payable in shares of voting common stock) may be paid on any capital stock of the Issuer during any fiscal year unless and until all accrued dividends on the B-4 Preferred Shares have been paid in full, except that, commencing with the fiscal quarter ending September 30, 2014, the Series B-4 Certificate of Designation permits the Board to authorize quarterly dividends on the Issuer’s voting common stock of up to $375,000 in aggregate; provided that certain conditions are satisfied, including, with respect to any such dividend payable after March 31, 2015, that the Issuer has had earnings before income taxes, interest, depreciation and amortization (EBITDA) of greater than $12 million in the aggregate over the four most recently completed fiscal calendar quarters. Without the prior written consent of the Required Series B-4 Holders, neither the Issuer nor any of its subsidiaries will be permitted to, (i) declare or pay any dividends on or make any other distribution in respect of any interest in it, (ii) make any capital contribution to or purchase, redeem, acquire or retire any securities in any entity, or (iii) cause or permit any reduction or retirement of the capital stock, partnership interests, membership interests of the Issuer and its subsidiaries, as applicable, subject to certain exceptions.

The Series B-4 Certificate of Designation prohibits the Issuer from declaring or making any dividend or distribution upon or effects any subdivision or combination (in each case, through a stock split, reverse stock split, stock dividend, merger, recapitalization or otherwise) of one or more series of the Series B Preferred Stock unless the Issuer simultaneously declares or makes an identical dividend or distribution upon or effects an identical subdivision or combination of the B-4 Preferred Shares.

In the event any dividends are declared with respect to the Issuer’s voting common stock or any junior stock, the holders of the B-4 Preferred Shares will be entitled to receive additional dividends on an “as converted” basis.

In the event a special dividend is declared with respect to the Class B Common Stock, the holders of the B-4 Preferred Shares will be entitled to receive additional dividends on an “as converted” basis.

Liquidation Preference

In  the event of any liquidation of the Issuer, certain mergers involving the Issuer, the sale of substantially all of the Issuer’s assets or certain changes in control of the Issuer, the Series B-4 Certificate of Designation provides that the holders of the B-4 Preferred Shares will be entitled to be paid (out of the assets of the Issuer available for distribution to its stockholders), subject to the payment required to be distributed to the holders of any Senior Preferred but before any payment to the holders of any junior stock, an amount per share equal to 145% of the sum of (i) the Series B-4 Original Price, plus (ii) any dividends accrued and unpaid on such B-4 Preferred Shares, whether or not declared. However, if a B-4 Preferred Share would be entitled to an amount greater than such liquidation preference if it had been converted into a share of the Common Stock immediately prior to the applicable event, the B-4 Preferred Share will be entitled to the amount it would have received on an as-converted basis, without having to be converted into the Common Stock.

Preemptive Rights

Subject to limited exceptions described in the Series B-4 Certificate of Designation, each holder of 10% or more of the outstanding B-4 Preferred Shares at the time of any future issuance of equity capital stock of the Issuer will have the preemptive right to purchase its pro rata share of equity capital stock of the Issuer issued in connection with such transaction.

Redemption; Non-Compliance Events

The Series B-4 Certificate of Designation provides that each holder of the B-4 Preferred Shares may require the Issuer to redeem, out of funds legally available therefor, such holder’s B-4 Preferred Shares at any time after September 25, 2024 for a redemption price determined in accordance with the Series B-4 Certificate of Designation. If at any time JPM Funding, its affiliates and transferees holds less than 15% of the B-4 Preferred Shares initially acquired by them, the Issuer may elect to redeem, out of funds legally available therefor, such holders’ B-4 Preferred Shares for a redemption price determined in accordance with the Series B-4 Certificate of Designation. The Required Series B-4 Holders may also demand that the Issuer redeem, out of funds legally available therefor, all B-4 Preferred Shares following a Noncompliance Event. Under the Series B-4 Certificate of Designation, “Noncompliance Events” include the following:

●
the Issuer fails (i) to pay the full dividend on the B-4 Preferred Shares for a fiscal quarter within 30 days following the end of such fiscal quarter; (ii) to consummate a redemption of the Series B Preferred Stock within 90 days of a demand for a noncompliance redemption or a required redemption of the B-4 Preferred Shares; (iii) to redeem the Series B Preferred Stock on the 30th day after the Issuer delivers notice of an optional redemption of the B-4 Preferred Shares; or (iv) to comply with the terms of the Series B-4 Certificate of Designation or other agreements entered into with the holders of the B-4 Preferred Shares in connection with the issuance thereof;

●	the Issuer or, subject to certain exceptions, any of its subsidiaries is the subject of a bankruptcy, receivership, liquidation or assignment for the benefit of creditors;

●	the Issuer or any of its subsidiaries is in default with respect to certain indebtedness and such default is not cured within 30 days;

●
judgments in excess of $2,000,000 in the aggregate are entered against the Issuer or any of its subsidiaries if the judgments are not appealable or otherwise released or cured within 90 days, except for judgments approved by the Board;

●	the Issuer fails to timely comply with its reporting obligations under the Exchange Act;

●
the Issuer fails to cause the nomination of a Series B-1 Director, Series B-2 Director, Series B-3 Director, Series B-4 Director or Series B Director in accordance with the Series B-4 Certificate of Designation and the Restated Certificate of Designation; or

●	certain legal proceedings are commenced against the Issuer or its subsidiaries.

Required Liquidation

Under the Series B-4 Certificate of Designation, if at any time following a Noncompliance Event, the Issuer fails to pay in full (i) the dividends on the Series B Preferred Stock for two consecutive fiscal quarters or (ii) the redemption price for the Series B Preferred Stock within 180 days following the later of (a) demand therefor resulting from such non-compliance and (b) September 25, 2020, unless the Required Holders and the Required Series B-4 Holders elect otherwise, then the Issuer will be required to use its best efforts to commence a liquidation of the Issuer.

Restrictive Covenants

The Series B-4 Certificate of Designation includes several covenants applicable to the Issuer and its subsidiaries, including agreements to furnish an annual budget to the holders of the B-4 Preferred Shares, and agreement by the Issuer not to take certain actions without the consent of the Required Series B-4 Holders.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended by deleting the section in its entirety and replacing it with the following:

The information set forth in Items 2, 4 and 6 is incorporated herein by reference.

(a) and (b)
The Issuer reported in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 that as of August 14, 2019, there were outstanding 1,909,338 shares of Common Stock, 3,376,821 shares of Class B-1 Common Stock, 3,377,953 shares of Class B-2 Common Stock, 6,912,510 shares of Class B-3 Common Stock, 313,790 shares of Class B-4 Common Stock and 668,903 shares of Class C Common Stock, 2,604,852 shares of Series B-1 Preferred Stock, 5,595,148 shares of Series B-2 Preferred Stock and 2,352,941 shares of Series B-3 Preferred Stock (all of the foregoing collectively convertible into 27,112,256 outstanding common shares as of such date) and 22,000 shares of Series A Preferred Stock. Based on the foregoing, and assuming conversion of the B-2 Preferred Shares, the B-3 Preferred Shares and the B-4 Preferred Shares but not the B-1 Preferred Shares, 9,823,089 shares of common stock, consisting entirely of shares of Common Stock issuable upon conversion of the B-2 Preferred Shares, the B-3 Preferred Shares and the B-4 Preferred Shares (and excluding all shares of common stock issuable upon exercise of the Warrant), that each Filing Party may be deemed to beneficially own represent approximately 37.23% of the Common Stock outstanding as of the date hereof, and Filing Party may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, such conversion shares.

(c) Except as set forth in Item 3, no Filing Party has effected any transaction in the Common Stock during the past 60 days.

(d) No other person is known to the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the B-4 Conversion Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Third Amended and Restated Investment Agreement

On September 25, 2019, the Issuer, JPM Funding and the Juniper Entities entered into the Third Amended and Restated Investment Agreement (the “Third Restated Investment Agreement”) that amended and restated the Second Restated Investment Agreement in its entirety in connection with the issuance of the B-4 Preferred Shares to JPM Funding. The Third Restated Investment Agreement provides that, for so long as the Juniper Entities own at least 781,456 B-1 Preferred Shares (subject to adjustment as provided in the Third Restated Investment Agreement), (i) approval by the Required Holders under the Restated Certificate of Designation and under the Series B-4 Certificate of Designation will be deemed to have been obtained only if at least ninety-three percent (93%) of the outstanding shares of Series B Preferred Stock approve the matter at issue and (ii) on any matter requiring approval or consent of the Required Holders pursuant to the Restated Certificate of Designation and the Series B-4 Certificate of Designation, JPM Funding (or any transferee) will vote its B-4 Preferred Shares for or against such approval or consent to achieve the same result as the vote of the Series B Preferred Stock.

Second Amended and Restated Investors’ Rights Agreement

On September 25, 2019, the Issuer, JPM Funding and the Juniper Entities entered into the Second Amended and Restated Investors’ Rights Agreement (the “Second Restated Rights Agreement”) that amended and restated the Restated Rights Agreement in its entirety in connection with the issuance of the B-4 Preferred Shares to JPM Funding.

The Series B-4 Subscription Agreement, the Third Restated Investment Agreement and the Second Restated Rights Agreement are filed as Exhibits 2, 3 and 4, respectively, to this Amendment No. 3. The summary contained herein of each such agreement is qualified in its entirety by reference to the full text of each such agreement.

 Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1
Certificate of Designation of Series B-4 Cumulative Convertible Preferred Stock dated September 25, 2019 (incorporated by reference to Exhibit 3.1 to IMH Financial Corporation’s Current Report on Form 8-K on September 27, 2019).

2
Series B-4 Cumulative Convertible Preferred Stock Subscription Agreement by and between IMH Financial Corporation and JPMorgan Chase Funding Inc. dated September 25, 2019 (incorporated by reference to Exhibit 10.1 to IMH Financial Corporation’s Current Report on Form 8-K on September 27, 2019).

3
Third Amended and Restated Investment Agreement by and among IMH Financial Corporation, JPMorgan Chase Funding Inc., JCP Realty Partners, LLC and Juniper NVM, LLC dated September 25, 2019 (incorporated by reference to Exhibit 10.2 to IMH Financial Corporation’s Current Report on Form 8-K on September 27, 2019).

4
Second Amended and Restated Investors’ Rights Agreement by and among IMH Financial Corporation, JPMorgan Chase Funding Inc., JCP Realty Partners, LLC and Juniper NVM, LLC dated September 25, 2019 (incorporated by reference to Exhibit 4.1 to IMH Financial Corporation’s Current Report on Form 8-K on September 27, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2019

JPMorgan Chase & Co.

By:	/s/ Michael T. Lees
	Name:	Michael T. Lees
	Title:	Attorney-in-Fact

JPMorgan Chase Funding Inc.

By:	/s/ Chadwick S. Parson
	Name:	Chadwick S. Parson
	Title:	Managing Director

SCHEDULE I

Directors and Executive Officers of the Filing Parties

Set forth below is the name and present principal occupation or employment of each director and executive officer of JPMorgan Chase & Co. and JPMorgan Chase Funding Inc. The business address of each of the directors and executive officers is c/o JPMorgan Chase & Co., 383 Madison Avenue, New York, NY, 10179, except for as follows: the business address for Daniel E. Pinto is 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom; the business address for Peter L. Scher is 601 Pennsylvania Avenue NW, Washington, DC, 20004; the business address for David M. Alexander, Patrick Dempsey and James M. Collins is 4 Chase Metrotech Center, Brooklyn, NY, 11245; the business address for Kathleen A. Juhase is 4 New York Plaza, New York, NY, 10004. Each person listed below is a citizen of the United States, except Ashley Bacon, who is a citizen of the United Kingdom, and Daniel E. Pinto, who is a citizen of Argentina.

Directors and Executive Officers of JPMorgan Chase & Co.

Name	Present Principal Occupation

Linda B. Bammann	Independent Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.
James A. Bell	Independent Director of JPMorgan Chase & Co. and Retired Executive Vice President of the Boeing Company
Stephen B. Burke	Independent Director of JPMorgan Chase & Co. and Chief Executive Officer of NBCUniversal, LLC
Todd A. Combs	Independent Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.
James S. Crown	Independent Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Henry Crown and Company
Timothy P. Flynn	Independent Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG
Mellody Hobson	Independent Director of JPMorgan Chase & Co. and Co-CEO of Ariel Investments, LLC
Laban P. Jackson, Jr.	Independent Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Clear Creek Properties, Inc.
Michael A. Neal	Independent Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer GE Capital
Lee R. Raymond	Lead Independent Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation
James Dimon	Director, Chairman of the Board and Chief Executive Officer
Ashley Bacon	Chief Risk Officer
Lori A. Beer	Chief Information Officer
Mary Callahan Erdoes	CEO, Asset & Wealth Management
Stacey Friedman	General Counsel
Marianne Lake	CEO, Consumer Lending
Robin Leopold	Head of Human Resources
Douglas B. Petno	CEO, Commercial Banking
Jennifer A. Piepszak	Chief Financial Officer
Daniel E. Pinto	Co-President, Co-Chief Operating Officer and CEO, Corporate & Investment Bank
Peter L. Scher	Head of Corporate Responsibility
Gordon A. Smith	Co-President, Co-Chief Operating Officer and CEO, Consumer & Community Banking

Directors and Executive Officers of JPMorgan Chase Funding Inc.

Name	Present Principal Occupation

David M. Alexander	Director of JPMorgan Chase Funding Inc. and Managing Director of JPMorgan Chase Bank, N.A.
Joseph A Ferraiolo	Director of JPMorgan Chase Funding Inc. and Executive Director of J.P. Morgan Securities LLC
Dawn L. Lee Lum	Director of JPMorgan Chase Funding Inc. and Executive Director of JPMorgan Chase Bank, N.A.
Patrick Dempsey	Director, Chairman and President of JPMorgan Chase Funding Inc. and Managing Director of JPMorgan Chase Bank, N.A.
James M. Collins	Chief Financial Officer of JPMorgan Chase Funding Inc. and Managing Director of J.P. Morgan Securities LLC
Kathleen A. Juhase	Chief Legal Officer of JPMorgan Chase Funding Inc. and Managing Director of JPMorgan Chase Bank, N.A.

SCHEDULE II

On May 20, 2015, JPMorgan Chase announced settlements with the U.S. Department of Justice (“DOJ”) and the Federal Reserve relating to the JPMorgan Chase’s foreign exchange (FX) trading business. Under the DOJ resolution, JPMorgan Chase entered a plea of guilty to a single antitrust violation and agreed to pay a fine of $550 million. Judgment consistent with the terms of the plea agreement was entered on January 10, 2017. Under the resolution with the Federal Reserve, JPMorgan Chase has agreed to a fine of $342 million and has agreed to the entry of a Consent Order. The settlements also call for certain remedial actions.

On February 29, 2016, JPMorgan Chase and the Indiana Secretary of State, Securities Division (the “Division”) entered into a Consent Agreement to resolve the Division’s investigation into JPMorgan Chase’s residential mortgage backed securities business for the period from 2005 to 2008. The Division alleged that JPMorgan Chase’s conduct was outside the standards of honesty and ethics generally accepted in the securities trade and industry. On March 1, 2016, the Division entered an Order to Adopt the Consent Agreement.

On November 17, 2016, JPMorgan Chase entered into a settlement with the SEC under which JPMorgan Chase, without admitting or denying the allegations, consented to the entry of an order (the “Order”) that finds that JPMorgan Chase violated Sections 13(B)(2)(A), 13(B)(2)(B) and 30A of the Exchange Act. The Order finds that JPMorgan Chase violated the Anti-Bribery provisions of the federal securities laws by corruptly providing valuable internships and employment to relatives and friends of foreign government officials (“Referral Hires”) in order to assist JPMorgan Chase in retaining and obtaining business. In addition, the Order finds that JPMorgan Chase violated the books and records provisions and the internal accounting controls provisions of the Foreign Corrupt Practices Act (“FCPA”) in conjunction with certain Referral Hires. The Order directs JPMorgan Chase to cease-and-desist from committing or causing any violations and any future violations of the above-enumerated statutory provisions. Additionally, the Order required JPMorgan Chase to pay a total of $105,507,668 in disgorgement and prejudgment interest of $25,083,737, which was paid on November 27, 2016. In addition, JPMorgan Chase was ordered to comply with certain undertakings, including reporting to the SEC staff periodically, at no less than nine-month intervals during a three-year term, the status of JPMorgan Chase’s remediation and implementation of compliance measures relating to FCPA and applicable anti-corruption laws, and certifying that JPMorgan Chase has made a good faith effort to comply with the undertakings.

JPMorgan Chase entered into another settlement on November 17, 2016 related to the same conduct referenced in the immediately preceding paragraph. JPMorgan Chase entered into a settlement with the Board of Governors of the Federal Reserve System (“FRB”) resulting in the FRB issuing an order (the “FRB Order”). The FRB Order directs JPMorgan Chase to cease-and-desist such conduct and to pay a civil money penalty of $61,932,500 which was paid on November 17, 2016. In addition, the FRB Order requires JPMorgan Chase to take the following steps: (a) submit an acceptable written plan, and timeline for implementation, to improve senior management’s oversight of JPMorgan Chase’s firm-wide compliance risk management program with regard to compliance with applicable U.S. laws and regulations and applicable internal policies and procedures in connection with the firm’s hiring of candidates who were referred, directly or indirectly, by foreign government officials and existing or prospective commercial clients (“Referral Hiring Practices”); (b) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s firm-wide compliance risk management program with regard to the oversight and implementation of anti-bribery processes and procedures in connection with the firm’s Referral Hiring Practices; and (c) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s compliance with internal policies and procedures as well as applicable U.S. laws and regulations in its Referral Hiring Practices.

In addition to the above matters, the Filing Parties are defendants or putative defendants in numerous legal proceedings, including private civil litigations and regulatory/government investigations. The litigations range from individual actions involving a single plaintiff to class action lawsuits with potentially millions of class members. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation, and involve each of the Filing Party’s lines of business and geographies and a wide variety of claims (including common law tort and contract claims and statutory antitrust, securities and consumer protection claims), some of which present novel legal theories. Based on current knowledge, the Filing Parties believe they have asserted meritorious defenses to the claims asserted against them in their currently outstanding legal proceedings, intends to defend themselves vigorously in all such matters and do not believe that any pending legal proceeding would have a material effect on the Filing Parties’ performance of the services contemplated. For further discussion, please refer to JPMorgan Chase’s publicly-filed disclosures, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC and other regulatory reports, which descriptions are hereby incorporated by reference.